CITIZENS 401(k) SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K




 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                                       or

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934


                   For the fiscal year ended December 31, 2000

                        Commission file number 001-11001



                          CITIZENS 401(k) SAVINGS PLAN

                         CITIZENS COMMUNICATIONS COMPANY
                             A Delaware Corporation


                  IRS Employer Identification Number 06-0619596


                                3 High Ridge Park
                                  P.O. Box 3801
                               Stamford, CT 06905
                            Telephone (203) 614-5600

                          CITIZENS 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                                  Page

Independent Auditors' Report                                                                                        1

Financial Statements:
    Statements of Net Assets Available for Benefits -
       December 31, 2000 and 1999                                                                                   2

    Statement of Changes in Net Assets Available for Benefits
       For the Year Ended December 31, 2000                                                                         3

    Notes to Financial Statements                                                                                   4-9


Supplemental Schedules:*
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                 10

    Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2000                 11

    Schedule H, Line 4d - Schedule of Non-exempt Transactions                                                      12

Signature                                                                                                          13








* Schedules required by Form 5500 that are not applicable have not been included.

                          Independent Auditors' Report


Citizens Communications Company, Plan Administrator of the
    Citizens 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, schedule of reportable transactions, and schedule of non-exempt transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 27, 2001

                          CITIZENS 401(k) SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999



                                                                          2000                  1999
                                                                    ------------------    ------------------

Assets:
    Investments:
       Citizens Communications Company common stock               $     100,520,640     $     109,531,071
       Mutual funds                                                      42,300,003            46,072,312
       Collective trusts                                                 75,179,396            83,182,993
       Guaranteed investment contacts                                    13,167,635            16,665,355
       Participants' loans                                                7,941,462             7,232,903
                                                                    ------------------    ------------------
                   Total investments                                    239,109,136           262,684,634

Employer's contribution receivable                                           28,275                   ---
Participants' contributions receivable                                       97,033                   ---
                                                                    ------------------    ------------------

                   Net assets available for benefits              $     239,234,444     $     262,684,634
                                                                    ==================    ==================


See accompanying notes to financial statements.

                          CITIZENS 401(k) SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000



Additions to net assets attributed to:
    Investment income:
       Dividends                                              $       8,003,468
       Interest                                                         593,262
       Net depreciation in fair value of investments                (37,108,649)
                                                              ------------------
                                                                    (28,511,919)

Contributions:
    Participants' contributions                                      20,015,231
    Employer contributions                                            6,030,560
                                                              ------------------
                                                                     26,045,791

                   Total additions, net                              (2,466,128)
                                                              ------------------

Deductions to net assets attributed to:
    Benefits paid to participants                                   (20,972,940)
    Miscellaneous expenses                                              (11,122)
                                                              ------------------

                   Total deductions                                 (20,984,062)
                                                              ------------------

Net decrease in assets available for benefits                       (23,450,190)

Net assets available for benefits:
    Beginning of year                                               262,684,634
                                                              ------------------

    End of year                                               $     239,234,444
                                                              ==================


See accompanying notes to financial statements.

                          CITIZENS 401(k) SAVINGS PLAN
                          Notes to Financial Statements



          (1)     Description of the Plan

          The following brief description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

          (a)  Background

               The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). Under the terms of the Plan, bargaining or nonbargaining unit employees who have attained six months of continuous service are eligible to participate in the Plan. At December 31, 2000 there were 7,043 employees eligible to participate in the Plan and 4,925 active employees participating in the Plan.

               On October 31, 1997, the Company purchased The Gas Company ("GASCO"). Effective September 30, 1999, the Plan merged with the GASCO Bargaining 401(k) Plan ("GASCO Union Plan"). The GASCO Union Plan was a defined contribution plan for the benefit of employees covered by collective bargaining agreements with GASCO. On October 1, 1999, $1,475,186 was transferred into the Plan related to this Plan merger. The Plan administrator believes the Plan merger was a tax-exempt transaction under the applicable provision of the Internal Revenue Code ("IRC") and, therefore, is not subject to Federal income tax.

          (b)  Contributions

               Eligible employees may contribute, in 1% increments, up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the seven investment options specified below. Participants may change salary deferral percentages and investment options daily, by telephone, which generally become effective with the first payroll of the following month. At December 31, 2000, the number of accounts in each fund were as follows:

                                                                 Number of
                                                                 accounts
                                                               ------------

                     Stock Fund                                      5,449
                     PIMCO Total Return Fund                         2,311
                     Putnam OTC & Emerging Growth Fund               3,309
                     Putnam Stable Value Fund                        2,591
                     Putnam S & P 500 Index Fund                     4,273
                     Putnam International Growth Fund                2,576
                     Putnam Vista Fund                                 857
                     Life Insurance                                     31

                          CITIZENS 401(k) SAVINGS PLAN
                    Notes to Financial Statements (continued)


               The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 2000 Plan year amounted to 50% of the first 6% of each Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan for participants not covered by collective bargaining agreements. Company contributions for participants covered by collective bargaining agreements were made in accordance with the terms of the respective agreement. The Company contributions are invested entirely in the Stock Fund unless a participant is age 55 or older in which case the participant could elect to have the Company contribution invested proportionately in the same investments as his/her own contributions. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the Stock Fund to other investment options.

          (c)  Participant Accounts

               Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount, which can be provided from the participant's account.

          (d)  Vesting

               Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                        Vested percentage
                                                     of company contribution
                        Years of service              and related earnings
                     --------------------------     --------------------------

                  Less than 2 years                            0%
                  2 years but less than 3 years               40%
                  3 years but less than 4 years               60%
                  4 years but less than 5 years               80%
                  5 years or more                            100%

                          CITIZENS 401(k) SAVINGS PLAN
                    Notes to Financial Statements (continued)


          (e)  Participant Loans

               Participants in the Plan may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000. The loans are allocated to a Loan Fund. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at anytime by remitting his/her payoff check directly to Putnam Investments ("Putnam"), the trustee of the Plan. In the event of termination of employment, a Participant's loan may be repaid in full or the loan will be canceled and the Participant's final distribution will be reduced by the amount of the outstanding loan balance. There were 1,109 Participants in the loan fund at December 31, 2000.

          (f)  Payment of Benefits

               Distribution of benefits must begin either on or before April 1st of the year following the year the participant attains age 70 1/2. If the Participant is still employed by the Company at age 70 1/2 , he/she must take a minimum distribution of his/her balance on or before April 1st of the calendar year after the participant attains age 70 1/2.

               Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's vested account balance exceeds $5,000, the Participant may elect to defer his/her distribution

          (g)  Forfeitures

               For the year ended December 31, 2000, forfeited nonvested Company contributions totaled $439,388. These amounts were used to reduce the obligation of the Company to make contributions to the Plan.

          (h)  Administrative Costs

               The majority of Plan administration costs are paid by the Company.


          (2)     Summary of Accounting Policies

          (a)  Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

               In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting For and Reporting on Certain Deferred Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 and as a result, information no longer required to be disclosed about participant fund investment programs is not presented in the Plan's financial statements.

                          CITIZENS 401(k) SAVINGS PLAN
                    Notes to Financial Statements (continued)


          (b)  Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

          (c)  Investments

               The Plan's investments are stated at fair value, except for Guaranteed Investment Contracts, which are valued at contract value as they are benefit responsive contracts. The average yield on the Guaranteed Investment Contracts is 6.8% for the year ended December 31, 2000. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2000.

               Purchases  and sales of  securities  are recorded on a trade-date
               basis.   Interest  income  is  recorded  on  the  accrual  basis.
               Dividends are recorded on the ex-dividend date.

          (d)  Benefits

               Benefits are recorded when paid.

          (e)  Risks and Uncertainties

               Investment securities are exposed to various risks such as interest rate, market and credit. Due to uncertainties inherent in the estimates and assumptions process and in the value of investment securities, it is at least reasonably possible that changes in these estimates, and risk factors in the near term could be material to the financial statements.

          (f)  New Accounting Pronouncements

               In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements is immaterial.

                          CITIZENS 401(k) SAVINGS PLAN
                    Notes to Financial Statements (continued)


    (3)  Investment

               The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                      2000               1999
                                                                                --------------    ----------------
         Citizens Communications Company common stock:
             Participant Directed, 4,249,893 and 4,461,743 shares,
                respectively                                                    $  55,779,844    $    63,298,404
             Non-participant Directed, 3,408,822 and 3,258,823
                shares, respectively                                               44,740,796         46,232,667
         Putnam OTC & Emerging Growth Fund                                         15,733,252         25,302,536
         Putnam International Growth Fund                                          12,413,885                 --
         Putnam Stable Value Fund                                                  16,137,246         13,953,270
         Putnam S&P 500 Index Fund                                                 59,042,150         69,229,723

       During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $37,108,649 as follows:

                        Common stock of the Company                       $       (8,041,481)
                        Mutual funds                                             (22,822,638)
                        Collective trusts                                         (6,244,530)
                                                                             -------------------

                                                                          $      (37,108,649)
                                                                             ===================


    (4)   Non Participant -Directed Investments

          Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the non-participant directed investments are as follows:

                                                                                    2000                 1999
                                                                              ----------------     -----------------

                 Net assets:
                     Common Stock of the Company                           $    44,740,796            46,232,667

                 Changes in net assets:
                     Net (depreciation) appreciation in fair value of
                        investments                                             (3,848,246)           20,087,532
                     Employer contributions                                      6,030,560             5,929,777
                     Benefits paid to participants                              (2,959,090)           (3,249,454)
                     Other                                                        (715,095)             (779,985)
                                                                              ----------------     -----------------

                                   Change in net assets                    $    (1,491,871)           21,987,870
                                                                              ================     =================

                          CITIZENS 401(k) SAVINGS PLAN
                    Notes to Financial Statements (continued)


   (5)    Related Party Transactions

          Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. As Putnam is the trustee as defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Putnam for investment management services amounted to $113,791 in 2000. Fees paid by the Plan to Putnam for administrative services in 2000 amounted to $11,122.


   (6)    Termination of Plan

          The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

   (7)    Tax Status

          As of January 2, 1998, the assets of the Citizens Utilities 401(k) Savings Plan were transferred into the CUC 401(k) Employee Benefit Plan. The name of the CUC 401(k) Employee Benefit Plan was then changed to Citizens 401(k) Savings Plan. Both the Citizens Utilities 401(k) Savings Plan and the CUC 401(k) Employee Benefit Plan received determination letters from the Internal Revenue Service dated January 25, 1995 and October 26, 1994, respectively, stating that the plans were qualified under Section 401(a) of the Internal Revenue Code (the "Code") and the related trusts were tax exempt under Section 501(a) of the Code. The Company has not yet applied for a determination letter for the Citizens 401(k) Savings Plan, however, the Company intends to file and fully expects the plan to qualify under Section 401(a) of the Code and the related trusts to be tax exempt under Section 501(a) of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the Code.

                          CITIZENS 401(k) SAVINGS PLAN

         Scheudle H, line 4i - Schedule of Assets (held at end of year)

                               December 31, 2000


    (b) Identity of issuer, borrowers,                                                                   (e) Current
(a)     lessor, or similar party                 (c) Description of Investment             (d) Cost         value
--- ----------------------------------   -----------------------------------------------  ------------  --------------

 *  Citizens Communications Company      Citizens Communications Company common stock
                                           shares - 7,658,715                                 N/A     $ 100,520,640

 *  PIMCO Investments                    PIMCO Total Return Fund - Mutual Fund
                                           shares - 1,034,218                                 N/A        10,745,524

 *  Putnam Investments                   Putnam OTC and Emerging Growth Fund
                                            Mutual Fund - shares - 1,130,762                  N/A        15,733,252

 *  Putnam Investments                   Putnam International Growth Fund
                                           Mutual Fund - shares - 502,383                     N/A        12,413,885

 *  Putnam Investments                   Putnam Vista Fund
                                           Mutual Fund - shares - 261,701                     N/A         3,407,342

 *  Putnam Investments                   Putnam S&P 500 Index Fund - Collective Trust
                                           shares - 1,863,704                                 N/A        59,042,150

 *  Putnam Investments                   Putnam Stable Value Fund - Collective Trust
                                           shares - 16,137,246                                N/A        16,137,246

    Guaranteed investment contracts:

    Connecticut General Life Insurance Company - maturity date 6/30/01; rate 7.14%      $ 2,706,888   $   2,706,888
    Connecticut General Life Insurance Company - maturity date 6/30/01; rate 7.14%          542,038         542,038
    GE Life & Annuity Assurance Company - maturity date 6/30/01; rate 6.11%               3,194,769       3,194,769
    Principal Mutual Life Insurance Company - maturity date 6/29/02; rate 7.16%           1,370,542       1,370,542
    Principal Mutual Life Insurance Company - maturity date 6/29/02; rate 7.16%             740,422         740,422
    Travelers Life and Annuity - maturity date 3/31/03; rate 6.81%                        3,732,708       3,732,708
    Travelers Life and Annuity - maturity date 3/31/03; rate 6.81%                          880,268         880,268
                                                                                                        --------------

              Total guaranteed investment contracts                                                   $  13,167,635
                                                                                                        --------------

 *  Plan participants                    1,109 loans - interest rate from 6% to 9%                    $   7,941,462

    * Party -in-interest as defined by ERISA


    See independent auditors' report.


                          CITIZENS 401(k) SAVINGS PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2000



Series of transactions with respect to securities of the same issue aggregating over 5% of the current value of plan assets at the beginning of the year:

                                                                                                    (h) Current
                                                                                                       value of
                                                                                                       asset on
                                                            (c) Purchase  (d) Selling   (g) Cost of   transaction
(a) Identity of party involved   (b) Description of Asset       price         price          asset        date       (i) Net gain
------------------------------   ------------------------   ------------  -----------   -----------  -------------   ------------

Citizens Communications          Citizens Communications
    Company                        Company common stock      $ 5,587,558                 5,587,558    5,587,558           ---



Citizens Communications          Citizens Communications
    Company                        Company common stock                   $  2,959,090   2,121,730    2,959,090        837,360




See independent auditors' report.


                          CITIZENS 401(k) SAVINGS PLAN

            Schedule H, line 4d - Schedule of Nonexempt Transactions

                          Year ended December 31, 2000







                                                       Relationship                   Description              Value of
          Identity of party involved                      to Plan                   of transaction           transaction
------------------------------------------------  ------------------------   ------------------------------  -------------

Citizens Communications Company                   Plan sponsor               Late deposit of employees
                                                                                contributions - 13 days         $ 8,220





See independent auditors' report.


                          CITIZENS 401(k) SAVINGS PLAN



                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 CITIZENS 401(k) SAVINGS PLAN



                                 /s/ Robert J. Larson
                                 -------------------------------------------
                                           Robert J. Larson
                                 Vice President and Chief Accounting Officer


Date:  June 27, 2001

                         Independent Auditors' Consent
                         -----------------------------


The Board of Directors
Citizens Communications Company:


We consent to incorporation by reference in the Registration Statement (No. 33-48683) on Form S-8, and in the Registration Statement (No. 333-61432) on Form S-8 of Citizens Communications Company of our report dated June 27, 2001, with respect to the Statements of Net Assets Available for Benefits of the Citizens 401(k) Savings Plan as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000, and supplemental schedules as of and for the year ended December 31, 2000, which report appears in the annual report on Form 11-K of the Citizens 401(k) Savings Plan dated December 31, 2000.


                                                        /s/ KPMG LLP
                                                        ------------







New York, New York
June 27, 2001